# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CS DISCO, INC., CIK 0001625641
CUSIP: 126327105
Title of class of securities: Common Stock, par value $0.005
Address of issuer's principal executive offices: 111 CONGRESS AVE, SUITE 900, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-017103
Filed by CIK 0001874253

## Reporting persons
- LOVP SBIC MANAGEMENT SERVICES, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 51,432; sole dispositive power 0; shared dispositive power 51,432; aggregate amount beneficially owned 51,432 (0.1% of the class)
- LiveOak Venture Partners 1A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LiveOak Venture Partners I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,324,973; sole dispositive power 0; shared dispositive power 6,324,973; aggregate amount beneficially owned 6,324,973 (10.1% of the class)
- LiveOak I Co-Invest LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 561,314; sole dispositive power 0; shared dispositive power 561,314; aggregate amount beneficially owned 561,314 (0.9% of the class)
- LiveOak I Co-Invest II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 768,058; sole dispositive power 0; shared dispositive power 768,058; aggregate amount beneficially owned 768,058 (1.2% of the class)
- LOVP Upper Tier GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,654,345; sole dispositive power 0; shared dispositive power 7,654,345; aggregate amount beneficially owned 7,654,345 (12.2% of the class)
- LiveOak I Co-Invest IV LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 172,940; sole dispositive power 0; shared dispositive power 172,940; aggregate amount beneficially owned 172,940 (0.3% of the class)
- LiveOak Co-Invest GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 172,940; sole dispositive power 0; shared dispositive power 172,940; aggregate amount beneficially owned 172,940 (0.3% of the class)
- Krishna Srinivasan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,878,717; sole dispositive power 0; shared dispositive power 7,878,717; aggregate amount beneficially owned 7,878,717 (12.6% of the class)
- Venu Shamapant: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,878,717; sole dispositive power 0; shared dispositive power 7,878,717; aggregate amount beneficially owned 7,878,717 (12.6% of the class)

## Item 1. Issuer
Name of issuer: CS DISCO, INC.
Address of issuer's principal executive offices: 111 CONGRESS AVE, SUITE 900, AUSTIN, TX, 78701.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

LOVP SBIC Management Services, L.L.C. ("SBIC GP")
LiveOak Venture Partners 1A, L.P. ("LVP IA")
LiveOak Venture Partners I, L.P. ("LVP I")
LiveOak I Co-Invest L.P. ("LICI")
LiveOak I Co-Invest II L.P. ("LICI II")
LOVP Upper Tier GP I, LLC ("LOVPUT GP I")
LiveOak I Co-Invest IV LP ("LICI IV")
LiveOak Co-Invest GP, LLC ("LICI GP")
Krishna Srinivasan ("Srinivasan")
Venu Shamapant ("Shamapant")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
805 Las Cimas Parkway, Suite 125
Austin, TX 78746
Citizenship:
SBIC GP Delaware
LVP IA Delaware
LVP I Delaware
LICI Delaware
LICI II Delaware
LOVPUT GP I Delaware
LICI IV Delaware
LICI GP Delaware
Srinivasan United States
Shamapant United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons ownership of the Issuer's securities includes (i) 51,432 shares of common stock directly held by SBIC GP; (ii) 6,324,973 shares of common stock directly held by LVP I; (iii) 561,314 shares of common stock directly held by LICI; (iv) 768,058 shares of common stock directly held by LICI II; and (v) 172,940 shares of common stock directly held by LICI IV.

SBIC GP is the general partner of LVP 1A; LOVPUT GP I is the general partner of LVP I, LICI and LICI II; and LICI GP is the general partner of LICI IV. Srinivasan and Shamapant are the Managing Member of each of SBIC GP, LOVEPUT GPI and LICI GP and share voting and investment authority over the shares held by each of LVP 1A, LVP I, LICI, LICI II and LICI IV.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 62,493,000 shares of common stock outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 5, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13G filed with the SEC on February 9, 2022).

## Signatures
- LOVP SBIC MANAGEMENT SERVICES, LLC: /s/ Krishna Srinivasan, Krishna Srinivasan, Managing Member (11/14/2025)
- LiveOak Venture Partners 1A, L.P.: /s/ Krishna Srinivasan, By LOVP SBIC Management Services, L.L.C., its General Partner, By Krishna Srinivasan, Managing Member (11/14/2025)
- LiveOak Venture Partners I, L.P.: /s/ Krishna Srinivasan, By LOVP GP I, L.P., its General Partner, By LOVP Upper Tier GP I, LLC, its General Partner, By Krishna Srinivasan, Managing Member (11/14/2025)
- LiveOak I Co-Invest LP: /s/ Krishna Srinivasan, By LOVP TDA GP, L.P., its General Partner, By LOVP Upper Tier GP I, LLC, its General Partner, By Krishna Srinivasan, Managing Member (11/14/2025)
- LiveOak I Co-Invest II LP: /s/ Krishna Srinivasan, By LOVP TDA GP, L.P., its General Partner, By LOVP Upper Tier GP I, LLC, its General Partner, By Krishna Srinivasan, Managing Member (11/14/2025)
- LOVP Upper Tier GP I, LLC: /s/ Krishna Srinivasan, Krishna Srinivasan, Managing Member (11/14/2025)
- LiveOak I Co-Invest IV LP: /s/ Krishna Srinivasan, By LiveOak Co-Invest GP, LLC, its General Partner, By Krishna Srinivasan, Managing Member (11/14/2025)
- LiveOak Co-Invest GP, LLC: /s/ Krishna Srinivasan, Krishna Srinivasan, Managing Member (11/14/2025)
- Krishna Srinivasan: /s/ Krishna Srinivasan, Krishna Srinivasan (11/14/2025)
- Venu Shamapant: /s/ Venu Shamapant, Venu Shamapant (11/14/2025)